Goodwin Procter LLP Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

May 18, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Global Blood Therapeutics, Inc. Draft Registration Statement on Form S-1
Submitted March 19, 2015
CIK No. 0001629137

Ladies and Gentlemen:

This letter is being submitted on behalf of Global Blood Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated April 15, 2015 (the “Letter”) from Jeffrey P. Riedler, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ted W. Love, M.D., President and Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) that was submitted on March 19, 2015. The Company is concurrently submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the Revised Draft Registration Statement as marked. Copies of this letter and its attachments will also be provided to Mary Mast, Joel Parker, Alla Berenshteyn and Dan Greenspan of the Commission.

Prospectus Summary

1.	Please define “kallikrein” and “angioedema” at their first use in this section.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Prospectus Summary accordingly.

United States Securities and Exchange Commission

May 18, 2015

Our Development Pipeline, page 3

2.	You indicate that GBT440 is in pre-clinical development for infants and children with sickle cell disease and for other sickle cell disease genotypes and phenotypes. However, we note that your prospectus does not otherwise include a discussion of your pre-clinical work or your plans to advance the product candidate for these indications. Please revise your disclosure to expand on the development of GBT440 for pediatric patients and other sickle cell disease genotypes and phenotypes.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 accordingly by including a footnote to the pipeline table describing the Company’s plans to initiate clinical development in pediatric populations and in other genotypes of SCD following the demonstration of proof-of-concept in its ongoing Phase 1/2 clinical trial of GBT440.

3.	For your product candidates that are still in ongoing preclinical trials, please revise your pipeline table to shorten the progress bar so that it does not extend to the end of the preclinical stage column.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the pipeline table on page 3 accordingly.

Risk Factors

We are heavily dependent on the success of our lead product candidate . . . , page 13

4.	We note your disclosure in this risk factor that you have not selected any product candidates, other than GBT440, “for preclinical or clinical evaluation.” However, your pipeline table on pages 3 and 68 indicates that your oral kallikrein inhibitor is in preclinical development. Please revise your disclosure to resolve this apparent discrepancy.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 accordingly to clarify that the Company has not yet selected any other product candidates for studies that would enable the filing of an Investigational New Drug application or for clinical evaluation.

Use of Proceeds, page 47

5.	In the first bullet point, to the extent practicable please break out the proceeds among your ongoing and contemplated trials, particularly the amount you anticipate devoting to your current trial of GBT440. In addition, please provide specific estimates of how far you expect the offering proceeds will enable you to advance each of your development programs. For example, you should indicate whether you expect the proceeds of the offering will allow you to fund the Phase 1/2 clinical trial of GBT440 to completion.

United States Securities and Exchange Commission

May 18, 2015

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that, because the amount of estimated net proceeds from the offering has not yet been determined, the Company plans to include the additional information requested by the Staff regarding the breakdown of the estimated proceeds among the Company’s ongoing and contemplated trials, and estimates of how far the proceeds will enable the Company to advance its development programs, in a subsequent filing of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Determination of the fair value of common stock on grant dates, page 54

6.	Please disclose the specific methods that management used to determine the fair value of your common stock at each valuation date and the nature of the material assumptions involved. For example, if you use the income approach you should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 59 accordingly to include additional disclosure regarding the specific methods used by the Company to determine the fair value of its common stock at each valuation date.

7.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE: The Company acknowledges the Staff’s comment and confirms it will provide an analysis on the differences between recent valuations of the Company’s common stock and the estimated offering price once an estimated offering price is available.

Business

Our Development Pipeline

Ongoing Phase 1/2 Clinical Trial of GBT440, page 74

8.	Please disclose the location of your Phase 1/2 clinical trial of GBT440, the amount of patients enrolled to date, the status of the trial, and the expected completion date.

United States Securities and Exchange Commission

May 18, 2015

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 77 accordingly to disclose the anticipated date of completion of the Company’s Phase 1/2 clinical trial of GBT440.

9.	Please disclose whether you have filed an Investigational New Drug (IND) application for this indication. If no IND was filed, please tell us why.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that an IND application was filed for the Company’s first-in-human clinical trial of GBT440 and was cleared by the FDA in November 2014. The Company has revised the disclosure on page 77 accordingly.

Intellectual Property, page 77

10.	We note your disclosure regarding your patents and patent applications. For each of your patent portfolios, please provide expected expiration dates for your patent applications in each of (1) the U.S. and (2) foreign jurisdictions, as a group.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 81 accordingly to disclose the expected expiration dates for its patent applications in each of (1) the United States and (2) jurisdictions outside the United States, as a group.

Employment Agreements, page 109

11.	Please file your letter agreement with Willie L. Brown, Jr. as an exhibit to the registration as required by Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and is filing the letter agreement as an exhibit to the Revised Draft Registration Statement.

Other

12.	Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

RESPONSE: The Company acknowledges the Staff’s comment and will file any additional exhibits as soon as practicable.

United States Securities and Exchange Commission

May 18, 2015

13.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company acknowledges the Staff’s comment and will provide proofs of all graphic, visual or photographic information to be used in the printed prospectus to the Staff as soon as practicable for review.

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company advises the Staff that at this time it has not provided potential investors with written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. To the extent any such written communications are provided in the future to potential investors, the Company will supplementally provide the Staff copies of such written communications.

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

cc:	Mary Mast (U.S. Securities and Exchange Commission)
Joel Parker (U.S. Securities and Exchange Commission)
Alla Berenshteyn (U.S. Securities and Exchange Commission)
Dan Greenspan (U.S. Securities and Exchange Commission)
Ted W. Love, M.D. (Global Blood Therapeutics, Inc.)
John Schembri (Global Blood Therapeutics, Inc.)
Mitchell S. Bloom, Esq. (Goodwin Procter LLP)
Bruce K. Dallas, Esq. (Davis Polk & Wardwell LLP)

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